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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

(Under Section 14(d)(1) OR 13(e)(1) of the Securities Exchange Act of 1934)

LEARN2 CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

n/a*

(CUSIP Number of Class of Securities)

Marc E. Landy
Executive Vice President, Chief Financial Officer, Secretary and Treasurer
Learn2 Corporation
1311 Mamaroneck Avenue, Suite 210
White Plains, New York 10605
(914) 682-4300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

COPY TO:

Gerald Adler, Esq.
Swidler Berlin Shereff Friedman, LLP
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
(212) 973-0111

CALCULATION OF FILING FEE

Transaction Valuation+	Amount of Filing Fee

$733,235.36	$146.65

+
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,640,272 shares of common stock of Learn2 Corporation having an aggregate value of $733,235.36 as of December 19, 2001 will be exchanged and/or cancelled pursuant to this offer. The amount of the transaction valuation and the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

/ /  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

/ /  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /	third party tender offer subject to Rule 14d-1.
/x/	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer.  / /

*
There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 52201Y 103.

ITEM 1. SUMMARY TERM SHEET.

    The information set forth under "Summary Term Sheet" in the Offer to Exchange All Outstanding, Unexercised Options Held by Eligible Employees, Officers and Directors for New Options, dated December 20, 2001 (the "Offer to Exchange"), attached hereto as Exhibit 99(a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

    (a) The name of the issuer is Learn2 Corporation, a Delaware corporation ("Learn2" and formerly known as E-Stamp Corporation), and the address of its principal executive office is 1311 Mamaroneck Avenue, Suite 210, White Plains, New York 10605. The telephone number at that address is (914) 682-4300.

    (b) This Tender Offer Statement on Schedule TO relates to an offer by Learn2 to exchange all outstanding, unexercised options held by eligible employees, officers and directors under the E-Stamp Corporation 1999 Stock Plan, the E-Stamp Corporation 1999 Director Option Plan, the E-Stamp Corporation 1996 Stock Option and Restricted Stock Plan, the E-Stamp Corporation 1996 Non-Employee Director Stock Option Plan, the Learn2.com, Inc. Amended and Restated Incentive Stock Option Plan, the Street Technologies, Inc. Stock Option Plan, the Learn2.com, Inc. 1999 Stock Option Plan, the 1995 ViaGrafix Corporation Stock Option Plan, the Learn2.com, Inc. 2000 Non-Employee Directors' Stock Option Plan and the 7th Level, Inc. Broad Based Plan, to purchase shares of Learn2's common stock, par value $0.001 per share (the "Option Shares"), upon the terms and subject to the conditions described in the Offer to Exchange. Employees, officers and directors are "eligible" to participate in the Offer to Exchange if they (i) were employees, officers and/or directors of Learn2 or its subsidiaries (including Learn2.com, Inc. and ViaGrafix Corporation) on September 25, 2001, and (ii) are employees, officers and/or directors of Learn2 or its subsidiaries on both the date (A) the Offer to Exchange commences and (B) Learn2 grants the new options under the E-Stamp Corporation 1999 Stock Plan, which will be at least six months and one day after the expiration of the old options. For each option holder, the grant of new options to purchase shares of Learn2 common stock to be granted under the E-Stamp Corporation 1999 Stock Plan will be equal to the amount set forth on the Election Form, attached hereto as Exhibit 99(a)(3). The information set forth under "The Offer" in the Offer to Exchange is incorporated herein by reference. As of December 18, 2001, options to purchase approximately 8,016,599 of our shares were issued and outstanding, of which options to purchase approximately 5,640,272 of our shares, constituting approximately 70%, were held by eligible employees, officers and directors.

    (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

    (a) The information set forth under Item 2(a) above is incorporated herein by reference.

    (b) Not applicable.

    (c) Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

    (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of Options; Expiration Date"), Section 4 ("Procedures for Tendering Options"), Section 5 ("Change in Election"), Section 6 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of New Options"), Section 12 ("Status of Options Acquired by Us in the Offer;

Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14 ("Material U.S. Federal Income Tax Consequences") and Section 15 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

    (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

    (e) Not applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

    (b) The information set forth in the Offer to Exchange under Section 6 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

    (c) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of New Options") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

    (b) The information set forth in the Offer to Exchange under Section 7 ("Conditions of the Offer") is incorporated herein by reference.

    (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) Not applicable.

    (b) Not applicable.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

    (a) The information set forth in the Offer to Exchange under Section 10 ("Information About Learn2 Corporation") and Section 17 ("Additional Information"), and on pages 1 through 3 of our Annual Report on Form 10-K/A-2 for the year ended December 31, 2000; our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2001, page 12; our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 page 12; and page 15 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 is incorporated herein by reference.

    (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

    (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

    (b) Not applicable.

ITEM 12. EXHIBITS.

    99(a)(1)  Offer to Exchange all outstanding, unexercised options held by eligible employees, officers and directors for new options, dated December 20, 2001.

    (2) Form of Cover Letter to eligible employees, officers and directors.

    (3) Form of Election Form.

    (4) Memorandum from Robert H. Ewald, Chairman of the Board of Learn2, to eligible employees, officers and directors dated December 20, 2001.

    (5) Form of Notice to Change Election From Accept to Reject.

    (6) Form of Promise to Grant Stock Option(s).

    (b) Not applicable.

    (d)(1)  E-Stamp Corporation 1999 Stock Plan, filed as Exhibit 10.1 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 14, 1999 and incorporated herein by reference.

    (2) Form of Stock Option Agreement under the E-Stamp Corporation 1999 Stock Plan, filed as Exhibit 10.2 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 17, 1999 and incorporated herein by reference.

    (e) Not applicable.

    (f)  Not applicable.

    (g) Not applicable.

    (h) Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

    (a) Not applicable.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEARN2 CORPORATION
By:	/s/ MARC E. LANDY Name: Marc E. Landy Title: Executive Vice President, Chief Financial Officer, Secretary and Treasurer

    Dated: December 20, 2001

INDEX TO EXHIBITS

Exhibit Number	Description
99(a)(1)	Offer to Exchange all outstanding, unexercised options held by eligible employees, officers and directors for new options, dated December 20, 2001.
(2)	Form of Cover Letter to eligible employees, officers and directors.
(3)	Form of Election Form.
(4)	Memorandum from Robert H. Ewald, Chairman of the Board of Learn2, to eligible employees, officers and directors dated December 20, 2001.
(5)	Form of Notice to Change Election From Accept to Reject.
(6)	Form of Promise to Grant Stock Option(s).
(d)(1)	E-Stamp Corporation 1999 Stock Plan, filed as Exhibit 10.1 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 14, 1999 and incorporated herein by reference.
(2)	Form of Stock Option Agreement under the E-Stamp Corporation 1999 Stock Plan, filed as Exhibit 10.2 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 17, 1999 and incorporated herein by reference.

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SIGNATURE
INDEX TO EXHIBITS